Vote FOR Proposal #7 to Require an Independent Chair at Facebook Inc. (NASDAQ:FB) Meeting Date: June 1, 2017

Dear fellow Facebook shareholder:

SumOfUs, an institutional shareholder of Facebook, urges you to vote FOR Proposal 7 at the annual meeting of Facebook shareholders on June 1, 2017.i Proposal 7 calls on Facebook to have an independent chair of the board of directors.

We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of Facebook shareholders. Facebook CEO Mark Zuckerberg has held the dual role of Chair of the Board since 2012. The company weakened the rights of shareholders during this period and only 62.5% of Facebook board members are considered independent. In our opinion, the share ownership structure – which permits the CEO to retain a controlling voice without an equivalent financial stake – makes it even more important for an independent chair of the board to hold the CEO accountable on behalf of shareholders.

Facebook currently faces controversy regarding lack of transparency and consistency regarding its content moderation policies, with calls for the company to be regulated as a publisher.ii We believe that independent oversight of management would improve the ability of the Facebook board to support Facebook executives as they formulate appropriate responses to these challenges. As Intel’s former chair Andrew Grove stated, “The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he’s an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?”

Separating the roles of board chair and CEO is a corporate governance best practice supported by the Council of Institutional Investors, GMI Ratings, Glass Lewis, and other corporate governance advisors. According to Spencer Stuart, 48% of companies in the S&P 500 separated the roles of CEO and board chair in 2016.

Institutional Shareholder Services (ISS), a proxy advisor to institutional investors, recommends that shareholders vote FOR this proposal at Facebook, stating

“ISS has identified a number of governance issues which suggest that shareholders would benefit from more independent board oversight in the form of an independent chair. The company has a multi-class capital structure which is not in the best interests of all shareholders. The board is not substantially independent, and there is no formal nominating committee. An independent chairman would serve as a more effective counterbalance to the current leadership structure and provide unaffiliated shareholders with a stronger form of independent board oversight and leadership. As such, a vote for this proposal is warranted.”

We urge you to vote FOR Proposal 7.

Sincerely,

Lisa Lindsley

lisa@sumofus.org

i

Facebook 2017 proxy statement, page 56, available at https://www.sec.gov/Archives/edgar/data/1326801/000132680117000016/facebook2017definitiveprox.htm#se4b4868e42de415ca464a7671cc7329e.

ii

Hopkins, Nick, “Revealed: Facebook's internal rulebook on sex, terrorism and violence,” The Guardian, May 21, 2017, https://www.theguardian.com/news/2017/may/21/revealed-facebook-internal-rulebook-sex-terrorism-violence and Goel, Vindu, “Facebook Scrambles to Police Content Amid Rapid Growth,” The New York Times, May 3, 2017, https://www.nytimes.com/2017/05/03/technology/facebook-moderators-q1-earnings.html?_r=0.

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